December 11, 2007

Via EDGAR

Mr. Kevin L. Vaughn

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Silicon Motion Technology Corporation

Form 20-F for the Year Ended December 31, 2006

File No. 0-51380

Dear Mr. Vaughn:

Silicon Motion Technology Corporation (the “Company”) submits this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated November 19, 2007, relating to the above-referenced filing. We appreciate the Staff’s assistance in our compliance with the applicable disclosure requirements and insights to enhance the overall disclosure in our filing. Below we have reprinted the Staff’s comment and thereunder set forth the related response.

Form 20-F for the year ended December 31, 2006

Note 2-Summary of Significant Accounting Policies, page F-9

Comment: Please refer to prior comment 2. We note from your response that you purchased trading securities of approximately NT$1,157,995 on December 31, 2005. It appears that you have classified this purchase as an investing activity on the statement of cash flows. Please tell us how you have complied with paragraph 18 of SFAS 115 as it relates to the purchase of trading securities on December 31, 2005.

Response: The Company advises the Staff that on December 30, 2005, the Company sold its portfolio of available-for-sale securities and purchased trading securities totaling approximately NT$1,157,955 thousand, which were included in the balance sheet line item, “Short-term investments.” As the Company contemporaneously changed its investment objective for such securities, the Company included this purchase of trading securities as part of the other purchases of “Short-term investments” made throughout 2005 and classified all of them as cash flows from investing activities in the statement of cash flows. According to paragraph 18 of SFAS 115, the cash flows from purchases, sales, and maturities of trading securities shall be classified as cash flows from operating activities and not as cash flows from investing activities.

Accordingly, the Company proposes to reclassify these amounts on the statement of cash flows for the year ended December 31, 2005 appearing in the Company’s next annual report on Form 20-F, which would result in the following adjustments:

NT$ thousand 2005
Net cash flow provided by operating activities – as reported	539,008
Net cash flow used in operating activities – as adjusted	(618,947)
Net cash flow used in investing activities – as reported	(1,011,935)
Net cash flow provided by investing activities – as adjusted	146,020

The reclassification from investing activities to operating activities in the 2005 statement of cash flows for this purchase of trading securities will have no effect on the Company’s consolidated balance sheets and statements of income as of and for the years ended December 31, 2005 and 2006. Further, such reclassification will have no effect on the Company’s earnings per share. The Company also considered the potential market reaction to the reclassification in the 2005 statement of cash flows and does not believe that there would be a demonstrated negative market reaction because net income and earnings per share data, the two key performance indicators most commonly used by investors and analysts, are not affected as a result of this reclassification.

Since the impact of the cash flow reclassification is limited to the 2005 statement of cash flows, and since the relevance is diminished due to the passage of time, the Company kindly requests the Staff’s concurrence to permit such reclassification to be made in the consolidated financial statements to be included in the Company’s 2007 Annual Report on Form 20-F to (1) consistently present this portion of the purchases of trading securities from investing activities to operating activities on the 2005 statement of cash flows, (2) comply with all disclosures requirements of paragraph 26 of SFAS 154, Accounting Changes and Error Corrections, and (3) revise its discussion of liquidity in Management’s Discussion and Analysis. The Company will make every attempt to file the 2007 Annual Report on Form 20-F as early as possible with the expectation of filing no later than April, 2008.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing adequately responds to the comment of the Staff. Please direct any further comments or questions regarding this filing to me by facsimile at 011 886-3-552-6988.

Very truly yours,

SILICON MOTION TECHNOLOGY CORPORATION

/s/ Riyadh Lai
Riyadh Lai,
Chief Financial Officer

Cc: Mr. Wallace Kou

    Silicon Motion Technology Corporation

       Messrs. Ricky Lin and Paul Thurston

    Deloitte & Touche

       Mr. James Chen

    Kirkpatrick & Lockhart Preston Gates Ellis LLP